Exhibit 1.1

– Convenience Translation –

(Only the German version is legally binding)

ADO Properties S.A.

Luxembourg

Announcement pursuant to Section 23 para. 1 sentence 1 no. 1 of the

German Securities Acquisitions and Takeover Act

(Wertpapiererwerbs- und Übernahmegesetz – “WpÜG”)

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION (IN WHOLE OR IN PART) IN, INTO OR FROM ANY OTHER JURISDICTION WHERE TO DO SO WOULD VIOLATE THE LAWS OF SUCH JURISDICTION.

On February 7, 2020, ADO Properties S.A., Heienhaff 1B, L-1736, Senningerberg Luxembourg, (the “Bidder”) published the offer document regarding the voluntary public takeover offer (the “Takeover Offer”) to the shareholders of ADLER Real Estate Aktiengesellschaft, Berlin, Federal Republic of Germany (“ADLER”) for the acquisition of all shares in ADLER (ISIN DE0005008007 as well as the new shares resulting from the exercise of the conversion right, as described in more detail in Section 6.2.6 and Section 13.1 of the Offer Document, with ISIN DE000A254W78) (the “ADLER Shares”) against a consideration of 0.4164 new shares of the Bidder (the “Offer Shares”) per tendered ADLER Share (the “Offer Document”). The acceptance period for the Takeover Offer expires on March 6, 2020, 24:00 hours (Central European Time, “CET”), unless extended pursuant to the applicable rules under the WpÜG.

1.

As of March 5, 2020, 14:00 hours (CET) (the “Reference Date”), the Takeover Offer has been accepted for a total of 49,357,821 ADLER Shares, corresponding to approximately 68.33% of the share capital in the amount of EUR 72,229,511, divided into 72,229,511 shares, and the voting rights of ADLER as of the Reference Date.

2.

As of the Reference Date, ADLER held as a person acting jointly with the Bidder within the meaning of Section 2 para. 5 sentence 1 WpÜG 1,603,232 treasury shares corresponding to approximately 2.22% of the share capital in the amount of EUR 72,229,511, divided into 72,229,511 shares, and the voting rights of ADLER as of the Reference Date.

3.

As of the Reference Date, the Bidder held instruments within the meaning of Section 38 para. 1 sentence 1 no. 2 of the German Securities Trading Act (Wertpapierhandelsgesetz – “WpHG”) in the form of irrevocable undertakings to accept the Takeover Offer (each an “Irrevocable Undertaking”) with two ADLER shareholders (the “Tendering Shareholders”) in relation to a total of 522,251 ADLER Shares, corresponding to approximately 0.72% of the share capital in the amount of EUR 72,229,511, divided into 72,229,511 shares, and the voting rights of ADLER as of the Reference Date.

In accordance with their respective obligations under the Irrevocable Undertaking, as of the Reference Date, the Tendering Shareholders already made a declaration to their custodian banks that they accept the Offer. The respective custodian banks of the Tendering Shareholders confirmed to the Bidder receipt of these declarations as of the Reference Date. The implementation of the acceptances of the Offer, i.e. the technical processing of the registration of the ADLER Shares tendered by the Tendering Shareholders, as a matter of practice usually takes some days. Due to the technical delay in the execution of the respective acceptances, not all declarations of acceptance of the Tendering Shareholders obligated under the Irrevocable Undertakings have yet been taken into account in the acceptance ratio stated in Section 1. Furthermore, the Bidder cannot determine exactly to what extent the declarations of acceptance of the Tendering Shareholders obligated under the Irrevocable Undertakings are already included in the acceptance ratio set out in Section 1.

4.

In addition, as of the Reference Date, neither the Bidder nor persons acting jointly with the Bidder within the meaning of Section 2 para. 5 WpÜG nor their subsidiaries held ADLER Shares or voting rights in relation to ADLER to be disclosed pursuant to Sections 38, 39 WpHG, and no further voting rights based on ADLER Shares were attributable to them pursuant to Section 30 WpÜG.

Accordingly, the total amount of ADLER Shares for which the Takeover Offer had been accepted as of the Reference Date, plus the ADLER Shares which may be acquired as a result of the instruments within the meaning of Section 38 para. 1 sentence 1 no. 2 WpHG held by the Bidder, plus the ADLER Shares, which ADLER, as a person acting jointly with the Bidder within the meaning of Section 2 para. 5 sentence 1 WpÜG, already held as treasury shares, amounts to 51,483,304 ADLER Shares. This corresponds to approximately 71.28% of the share capital in the amount of EUR 72,229,511, divided into 72,229,511 shares, and voting rights of ADLER as of the Reference Date. It is therefore possible that ADLER shares which relate to the instruments listed under Section 3 may also have been included in the acceptance ratio in Section 1 and in the above total amount as a result of the execution of the instruments without the Bidder’s knowledge, so that double counting may occur.

Luxembourg, March 5, 2020

ADO Properties S.A.

Important information:

This announcement is neither an offer to purchase nor a solicitation to purchase ADO Properties S.A. or ADLER shares. The terms of the voluntary takeover offer, as well as further provisions concerning the voluntary tender offer, are published in the offer document which publication has been permitted by the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht). Investors and holders of ADLER shares are strongly recommended to read the offer document and all other documents in connection with the offer as they contain important information.

Subject to the exceptions described in the offer document, an offer is not being made directly or indirectly, in or into those jurisdictions where to do so would constitute a violation pursuant to the laws of such jurisdiction.

The ADO Properties S.A. shares that are intended to be transferred to ADLER shareholders as consideration (“Offer Shares”) have not been, and will not be, registered under the United States Securities Act of 1933, as amended (“Securities Act”), or under any of the applicable securities laws of any state, district or other jurisdiction of the United States of America. The Offer Shares may not be offered, sold or delivered, directly or indirectly, to ADLER shareholders located in the United States of America (“U.S. Shareholders”), or to agents, nominees, trustees, custodians or other persons acting for the account or benefit of U.S. Shareholders, unless registered under the

Securities Act or pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and in compliance with any applicable state securities laws of the United States. The Offer Shares will be offered in the United States in reliance upon the exemption from the registration requirements of the Securities Act provided by Rule 802 thereunder.

The offer is not subject to the ‘U.S. tender offer rules’ contained in Regulation 14D under the United States Securities Exchange Act of 1934, as amended (“Exchange Act”), and is being made with respect to U.S. Shareholders in reliance on exemptions provided by Rule 14d-1(c) under the Exchange Act. As a result, the offer is made in accordance with the applicable regulatory, disclosure and procedural requirements under German law, including with respect to withdrawal rights, offer timetable, settlement procedures and timing of payments, that are different from those applicable under United States domestic tender offer procedures and law.

Holders of securities in ADLER should be aware that ADO Properties reserves the right, to the extent permissible under applicable law or regulation, and in accordance with German market practice, to purchase, or conclude agreements to purchase, ADLER shares, directly or indirectly, outside of the scope of the offer, before, during or after the acceptance or further acceptance period. This applies to other securities that are directly convertible into, exchangeable for, or exercisable for ADLER shares. These purchases may be completed via the stock exchange at market prices or outside the stock exchange at negotiated conditions. Any information on such purchases will be disclosed as required by law or regulation in Germany or any other relevant jurisdiction.

The transaction described in this announcement involves the securities of Luxembourg and German companies. Information distributed in connection with the transaction is subject to the disclosure requirements of the Federal Republic of Germany, which are different from those of the United States.

It may be difficult for shareholders to enforce their rights and any claims they may have arising under the U.S. federal securities laws, since ADO Properties S.A. and ADLER are each located in a non-U.S. jurisdiction and their respective officers and board members are residents of non-U.S. jurisdictions. Holders of securities in ADO Properties S.A. and ADLER may not be able to rely on having recourse to provisions for the protection of investors in any jurisdiction other than the provisions of Luxembourg or Germany, as applicable. Holders of securities in ADO Properties S.A. and ADLER may not be able to sue ADO Properties S.A. , ADLER or their respective officers and board members in court in Luxembourg or Germany, as applicable, for violations of the U.S. securities laws. It may be difficult to compel ADO Properties S.A., ADLER or any of their respective affiliates to subject themselves to a U.S. court’s judgment.

Luxembourg, March 5, 2020

ADO Properties S.A.